                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13-d-2(a)

                                (Amendment No. 1)

                           CAPITAL MEDIA GROUP LIMITED
                                (Name of Issuer)

                                  Common Stock,
                                 $.001 par value
                         (Title of Class of Securities)

                                    14030810
                                 (CUSIP Number)

                                  Groupe AB SA
                         132, avenue du President Wilson
                       93213 La Plaine Saint Denis, France
                              011-33-1-49-22-20-01

                                  Claude Berda
                              3 Chemin du Port Noir
                            Geneva, 1207, Switzerland
                              011-33-1-49-22-20-01
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 2002
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ".

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

_________________
      /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------------                        ---------------------------
CUSIP No. 140 30810                   13D            Page  1  of  5  Pages
                                                          ---    ---
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--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Groupe AB SA (Foreign person - no number available)
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                  (a)

                                                                       (b)
--------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
                    SC
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                    France
--------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          Number of                               22,599,124 shares
           Shares              -------------------------------------------------
        Beneficially                     SHARED VOTING POWER
          Owned by                8
            Each                                  N/A
          Reporting            -------------------------------------------------
           Person                        SOLE DISPOSITIVE POWER
            With                  9
                                                  22,599,124 shares
                               -------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                                  N/A
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
                    22,599,124 shares
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12     SHARES*

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                    59.10%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

                    HC
--------------------------------------------------------------------------------

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-------------------------                             --------------------------
CUSIP No. 140 30810                   13D             Page  2  of  5  Pages
                                                           ---    ---
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--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Claude Berda (Foreign person - no number available)
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                 (a)

                                                                      (b)
--------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
                    AF
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                    France
--------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          Number of                               22,739,124 Shares
           Shares              -------------------------------------------------
        Beneficially                     SHARED VOTING POWER
          Owned by                8
            Each                                  38,570 Shares (see item 5)
          Reporting            -------------------------------------------------
           Person                        SOLE DISPOSITIVE POWER
            With                  9
                                                  22,739,124 Shares
                               -------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                                  38,570 Shares (see item 5)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
                    22,777,694 Shares
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12     SHARES*

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                    59.57%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------

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CUSIP No. 140 30810                   13D            Page  3  of  5  Pages
                                                          ---    ---
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Item 1.   Security and Issuer

          This statement relates to the common stock (each, a "Share") of Capital Media Group Limited, a Nevada corporation with its principal executive offices at Mediapark 6B 50670, Cologne, Germany (the "Company").

Item 2.   Identity and Background

               (a) This statement is being filed by Mr. Claude Berda and Groupe AB SA, a French corporation;

               (b) Mr. Berda resides at 3 Chemin du Port Noir, Geneva, 1207, Switzerland. Groupe AB SA ("Groupe AB") is a French corporation with its principal executive offices at 132 avenue du President Wilson, 93213 La Plaine Saint Denis, France;

               (c) Mr. Berda is the Chairman of the Board and Chief Executive Officer of Groupe AB;

               (d) during the past five years, neither Groupe AB, nor Mr. Berda has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors);

               (e) during the past five years, neither Groupe AB, nor Mr. Berda has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect of such laws; and

               (f)  Mr. Berda is a citizen of France.

Item 3.   Source and Amount of Funds or Other Consideration

          Groupe AB SA had previously advanced various loans to the Company. The exercise price for the warrants was deemed repayment of certain of these loans.

Item 4.   Purpose of the Transaction

          This transaction was the result of the resolution of outstanding issues between Groupe AB SA and the Company. Groupe AB SA had previously disputed their obligation to exercise 2.6 warrants into Shares at an exercise price of $1.00 per share. Prior to the resolution of this dispute, the $2.6 million aggregate exercise price was previously included as a loan from Groupe AB SA in the accounts of the Company. In September 2002, to resolve this dispute and other issues between Groupe AB SA and the Company, Groupe AB SA agreed the
2.6 million warrants would be deemed exercised and the $2.6 million loan would be deemed repaid. The 2.6 million Shares were issued to Groupe AB SA on October 18, 2002.

Item 5.   Interest in Securities of the Issuer

          As a result of the exercise of the warrants, Groupe AB currently has beneficial ownership of 22,599,124 Shares, corresponding to 59.10% of the Shares issued and outstanding on an adjusted basis, in the form of (a) 20,398,452 Shares and (b) warrants to purchase 2,200,672 Shares. Groupe AB has sole voting power with respect to such Shares.

          As a result of the exercise of the warrants, Mr. Berda currently has beneficial ownership of 22,777,694 Shares, corresponding to 59.57% of the Shares issued and outstanding on an adjusted basis, in the form of (a) 20,577,022 Shares and (b) warrants to purchase 2,200,672 Shares. The number of Shares that Mr. Berda beneficially owns includes the 22,599,124 Shares beneficially owned by Groupe AB as well as 178,570 Shares owned of record by BIMAP and Media Ventures. Mr. Berda has sole voting power with respect to 20,398,452 Shares owned of record by Groupe AB, in which Mr. Berda is the majority shareholder and with respect to 140,000 Shares owned of record by BIMAP, in which JLC Holding, a company wholly owned by Mr. Berda is the sole shareholder. Mr. Berda has shared voting power with respect

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CUSIP No. 140 30810                 13D              Page  4  of  5  Pages
                                                          ---    ---
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to 38,570 Shares owned of record by MMI, which is a company owned 70.0% by Media
Ventures, in which BIMAP is a minority shareholder.

          Other than as described herein, neither Mr. Berda nor Groupe AB has effected any transactions in the Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          There are no contracts, arrangements or understandings among Mr. Berda, Groupe AB and the Company, or between such persons and any other person, with respect to any of the Shares of the Company beneficially owned by any of them, or with respect to the control of the Company.

Item 7.   Material to be filed as Exhibits

          Exhibit 1: Joint Filing Agreement dated October 28, 2002, between Groupe AB SA and Claude Berda relating to the filing of this joint Schedule 13D.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2002

                                       By:  /s/ Claude Berda
                                            ------------------------------------
                                            Name:  Claude Berda
                                       for himself and on behalf of Groupe AB SA


          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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CUSIP No. 140 30810                  13D             Page  5  of  5  Pages
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                                                                       EXHIBIT 1

                            Agreement of Joint Filing

Groupe AB SA and Claude Berda hereby agree that the Statement on Schedule 13D to which this Agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

October 28, 2002


                                    By:  /s/ Claude Berda
                                         ---------------------------------------
                                         Name:  Claude Berda

                                    Groupe AB SA


                                    By:  /s/ Claude Berda
                                         ---------------------------------------
                                         Name:  Claude Berda
                                         Title: CEO and Chairman